UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Fastenal Company
(Exact name of the registrant as specified in its charter)

Minnesota	0-16125	41-0948415
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2001 Theurer Blvd., Winona, MN		55987-1500
(Address of principal executive offices)		Zip Code

Ellen Stolts	Financial Reporting & Regulatory Compliance Manager	(507) 313-7282
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Fastenal Company (hereinafter referred to as Fastenal or the Company or by terms such as we, our, or us) has filed a Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018 (the 2018 Conflict Minerals Report), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD and also publicly available on our website at https://investor.fastenal.com/.
Item 1.02 Exhibit
A copy of the Company's 2018 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Fastenal Company
(Registrant)

May 16, 2019	/s/ SHERYL A. LISOWSKI
(Date)	Sheryl A. Lisowski
Controller, Chief Accounting Officer, and Treasurer

Exhibit Index
1.01	Conflict Minerals Report	Electronically Filed